UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

O’CHARLEY’S INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

670823103

(CUSIP Number)

Michael L. Gravelle Executive Vice President, General Counsel and Corporate Secretary Fidelity National Financial, Inc. 601 Riverside Avenue Jacksonville, Florida 32204 (904) 854-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSON: Fidelity National Financial, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 16-1725106
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,079,542
	8	SHARED VOTING POWER: 2,241,400(1)
	9	SOLE DISPOSITIVE POWER: 2,079,542
	10	SHARED DISPOSITIVE POWER: 2,241,400(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,320,942(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.7%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Beneficial ownership of 2,241,400 shares of common stock, no par value, of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Amendment to Schedule 13D. Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any such shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 21,966,912 shares of Common Stock outstanding as of February 3, 2012, as represented by the Issuer in the Merger Agreement.

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1	NAMES OF REPORTING PERSON: Fred Merger Sub Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 45-4435820
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,079,542
	8	SHARED VOTING POWER: 2,241,400
	9	SOLE DISPOSITIVE POWER: 2,079,542
	10	SHARED DISPOSITIVE POWER: 2,241,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,320,942
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Beneficial ownership of 2,241,400 shares of common stock, no par value, of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Amendment to Schedule 13D. Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any such shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 21,966,912 shares of Common Stock outstanding as of February 3, 2012, as represented by the Issuer in the Merger Agreement.

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This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and restates in its entirety the Schedule 13D originally filed by Fidelity National Financial, Inc. with the United States Securities and Exchange Commission on September 9, 2011 and amended on September 22, 2011 (as amended prior to this Amendment, the “Schedule 13D”).

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, no par value (the “Shares”), of O’Charley’s Inc., a Tennessee corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3038 Sidco Drive Nashville, Tennessee 37204.

Item 2. Identity and Background.

(a), (f) This statement is filed by Fidelity National Financial, Inc, a Delaware corporation (“FNF”), and Fred Merger Sub Inc., a Tennessee corporation and an indirect, wholly-owned subsidiary of FNF (“Merger Sub”). FNF and Merger Sub are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6 and, accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The business address of each Reporting Person is 601 Riverside Avenue, Jacksonville, Florida 32204.

(c) FNF is a holding company for other entities, the principal business of which is the provision of title insurance and related services. Merger Sub is a holding company and an indirect, wholly-owned subsidiary of FNF that was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined and discussed in Item 4 below).

(d), (e) During the last five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any person listed on Exhibit 99.1, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used for the purchase of the Issuer’s securities was the working capital of FNF and its subsidiaries. The aggregate funds used by FNF and its subsidiaries to make the purchases were $13,832,578.

Item 4 is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

FNF originally acquired 2,079,542 Shares for investment purposes.

On February 6, 2012, FNF and Merger Sub entered into an Agreement and Plan of Merger with the Issuer (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, and upon the terms and subject to the satisfaction or waiver of the conditions thereof, Merger Sub has agreed to commence a cash tender offer (the “Offer”) to acquire all of the Issuer’s Shares for a purchase price of $9.85 per Share, net

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to the seller in cash without interest thereon and less any required withholding tax (the “Offer Price”). Merger Sub expects to commence the Offer on April 2, 2012. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn in the Offer, Shares that, together with Shares owned by FNF, Merger Sub and any of their respective subsidiaries, represent a majority of Shares on a fully diluted basis (the “Minimum Condition”).

If the Offer is consummated, Merger Sub will be entitled to designate a number of persons to the Issuer’s board of directors that reflects Merger Sub’s proportionate voting interest in the Issuer. Promptly following the successful completion of the Offer, Merger Sub intends to consummate a second-step merger with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and as an indirect, wholly-owned subsidiary of FNF. Following the Merger, each Share that has not been purchased pursuant to the Offer will be exchanged for an amount in cash per Share equal to the Offer Price, without interest thereon and less any required withholding tax.

The closing of the Merger is subject to approval of the Merger by the holders of a majority of the Shares. If, after the purchase of the Shares pursuant to the Offer and after giving effect to any Shares purchased pursuant to the Merger Agreement provision described in the next paragraph, FNF and its subsidiaries own at least 90% of the outstanding Shares, then, following the satisfaction or waiver of the other conditions to the closing of the Merger, FNF intends to cause to be executed a “short-form” Merger pursuant to applicable Tennessee Business Corporation Act, which will not require the consent of the Issuer’s shareholders.

Pursuant to the Merger Agreement, if the Minimum Condition is satisfied but the 90% threshold referred to in the preceding paragraph is not, then at FNF’s and/or Merger Sub’s election, the Issuer shall issue to FNF and/or Merger Sub, and FNF and/or Merger Sub shall purchase (the “Top-Up”), at a price per share equal to the Offer Price, up to a number of newly issued, fully paid and nonassessable Shares (the “Top-Up Shares”) that, when added to the number of Shares directly or indirectly owned by FNF, Merger Sub and their respective subsidiaries at the time of the closing of the purchase of Top-Up Shares (after giving effect to the closing of the Offer), shall constitute one share more than 90% (determined on a fully diluted basis) of the Shares outstanding immediately after the issuance of the Top-Up Shares; provided, however, that the Top-Up may not be exercised (i) to purchase an amount of Top-Up Shares in excess of the number of Shares authorized and unissued and not otherwise reserved or committed for issuance at the time of exercise of the Top-Up, (ii) unless the closing of the Offer shall have occurred and (iii) unless, immediately after such exercise, Merger Sub would own more than 90% of the Shares then outstanding.

From and after the effective time of the Merger (the “Effective Time”) and pursuant to the Merger Agreement, (i) the directors of Merger Sub will serve as directors of the Issuer, (ii) the officers of the Issuer immediately prior to the Effective Time will be the officers of the surviving corporation, and (iii) Merger Sub’s charter and bylaws as in effect immediately prior to the Effective Time will be the charter and bylaws of the Surviving Corporation, except that the charter of the Surviving Corporation shall be amended to reflect the name of the Issuer (or a variation thereof) as the name of the Surviving Corporation.

Following the Merger, the Shares will no longer be traded on The Nasdaq Stock Market Global Select Market, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

FNF and Merger Sub expect to fund the Offer and the Merger using the cash on hand and funds available under existing credit facilities of FNF and its subsidiaries.

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and

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inducement to FNF’s and Merger Sub’s willingness to enter into the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement, dated as of the date of the Merger Agreement of the following shareholders: Crescendo Partners II, L.P., Series Z (with respect to 2,019,324 Shares as of February 6, 2012), Crescendo Partners III, L.P. (with respect to 136,474 Shares as of February 6, 2012), Arnaud Ajdler (with respect to 48,626 Shares as of February 6, 2012) and Gregory Monahan (with respect to 36,976 Shares as of February 6, 2012) (the “Support Agreement”).

Pursuant to the Support Agreement, each such shareholder has agreed, among other things, subject to the termination of the Support Agreement, (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) the Shares beneficially owned by such shareholder at the commencement of the Offer, (ii) not to transfer any of such shareholder’s Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (iii) not to take any action that would have prevent, disable or delay the performance of such shareholder’s obligations under, or the transactions contemplated by, the Support Agreement, (iv) to vote such shareholder’s Shares in support of the adoption of the Merger Agreement in the event that shareholder approval is required to consummate the Merger, (v) to vote against any action or agreement that would cause a breach of any representation or obligation of the Company under the Merger Agreement and (vi) that any discussions, negotiations or other actions by such shareholder with respect to any Acquisition Proposal (as defined in the Merger Agreement) will be undertaken by such shareholder solely in such shareholder’s capacity as a director or officer of the Issuer (which actions will be governed by the terms of the Merger Agreement). The Support Agreement will terminate upon the earlier of the termination of the Merger Agreement, the effective time of the Merger, the date on which such shareholders cease to own any Shares, upon the mutual written consent of FNF, Merger Sub and the shareholder party thereto or any change to the terms of the Offer or Merger that (i) reduces the Offer Price or the Merger Consideration or (ii) changes the form of consideration payable in the Offer or the Merger. Each such shareholder has provided a proxy to FNF and Merger Sub in respect of these matters.

Shared voting power with respect to the shares of Common Stock beneficially owned by the Stockholders may be deemed to have been acquired through execution of the Support Agreements.

The foregoing descriptions of the Merger Agreement and the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Support Agreement, which are attached hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 6 is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b). As of the date hereof, FNF is the owner of 2,079,542 Shares, representing approximately 9.5% of the Issuer’s outstanding Shares. A total of 1,671,256 shares of the Issuer’s Common Stock were initially acquired by Chicago Title Insurance Company, a wholly-owned subsidiary of FNF, and transferred to FNF on September 9, 2011.

As a result of the Support Agreement, FNF and Merger Sub may be deemed to have the power to vote up to 2,241,400 Shares, representing approximately 10.2% of the Issuer’s outstanding Shares, in favor of approval of the Merger and certain other matters described above in Item 4, and thus, each Reporting

CUSIP No. 670823103	SCHEDULE 13D	Page 7 of 11

Person may be deemed to be the beneficial owner of those 2,241,400 Shares. The Reporting Persons (i) are not entitled to any rights as a shareholder of the Issuer as to the Shares covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement, and (ii) disclaims all beneficial ownership of such Shares.

All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 19.7% of the outstanding Shares as of February 3, 2012.

All percentages set forth in this Schedule 13D are based upon the Issuer’s 21,966,912 Shares outstanding as of February 3, 2012, as represented by the Issuer in the Merger Agreement.

(c) None of the Reporting Persons nor, to the best knowledge and belief of the Reporting Person, any of their respective directors and executive officers, as listed on Exhibit 99.1 to this Amendment, beneficially owns any Shares of the Common Stock or was involved in any transaction in the Shares in the past 60 days other than as set forth herein.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

On February 3, 2012, FNF and Merger Sub issued a press release announcing that their entry into the Merger Agreement and intended to commence the Offer. A copy of the press release is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On February 3, 2012, FNF and Merger Sub entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.5 hereto and is incorporated herein by reference.

Item 4 is incorporated by reference into this Item 6.

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Except as otherwise expressly described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among the Reporting Person and any person or entity.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

99.1	Directors and Executive Officers of FNF and Merger Sub

99.2	Merger Agreement (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 6, 2012)

CUSIP No. 670823103	SCHEDULE 13D	Page 8 of 11

99.3	Support Agreement (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 6, 2012)

99.4	Press Release (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by FNF with the Securities and Exchange Commission on February 6, 2012)

99.5	Joint Filing Agreement

CUSIP No. 670823103	SCHEDULE 13D	Page 9 of 11

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.

Dated: February 6, 2012	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

FRED MERGER SUB INC.

Dated: February 6, 2012	By:	/s/ Goodloe M. Partee
		Name:	Goodloe M. Partee
		Title:	Secretary

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Exhibit 99.1

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

FIDELITY NATIONAL FINANCIAL, INC.

The names and present principal occupations of the directors and executive officers of Fidelity National Financial, Inc. are set forth below. The business address of each director or executive officer is 601 Riverside Avenue, Jacksonville, Florida 32204. Each of the named individuals is a citizen of the United States.

William P. Foley, II	Executive Chairman of the Board of Directors/Director
Frank P. Willey	Vice Chairman of the Board of Directors/Director
George Scanlon	Chief Executive Officer
Raymond R. Quirk	President
Brent B. Bickett	Executive Vice President, Corporate Finance
Anthony J. Park	Executive Vice President and Chief Financial Officer
Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary
Daniel K. Murphy	Senior Vice President and Treasurer
Douglas K. Ammerman	Director
Willie D. Davis	Director
Thomas M. Hagerty	Director
Daniel D. (Ron) Lane	Director
General William Lyon	Director
Richard N. Massey	Director
Peter O. Shea, Jr.	Director
Cary H. Thompson	Director

FRED MERGER SUB INC.

The names and present principal occupations of the directors and executive officers of Fred Merger Sub Inc. are set forth below. The business address of each director or executive officer is c/o Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204. Each of the named individuals is a citizen of the United States.

George P. Scanlon	Director and President
Anthony J. Park	Director and Chief Financial Officer
Goodloe M. Partee	Secretary

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Exhibit 99.5

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined in the statement on Schedule 13D described below) of a statement on Schedule 13D (including amendments thereto) with respect to shares of the Common Stock, no par value, of O’Charley’s Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

FIDELITY NATIONAL FINANCIAL, INC.

Dated: February 6, 2012	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

FRED MERGER SUB INC.

Dated: February 6, 2012	By:	/s/ Goodloe M. Partee
		Name:	Goodloe M. Partee
		Title:	Secretary